Exhibit 23.1
Consent of Ernst & Young LLP,
Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements (Forms S-8 Nos. 333-55354, 333-55378, 333-146845 & 333-146846), pertaining to BearingPoint, Inc.’s Employee Stock Purchase Plan and its 2000 Long-Term Incentive Plan, of our report dated March 30, 2009, except for Note 22 as to which the date is June 4, 2009, with respect to the 2008 and 2007 consolidated financial statements of BearingPoint, Inc., and our report dated March 30, 2009 with respect to the effectiveness of internal control over financial reporting of BearingPoint, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2008.
/s/ Ernst & Young LLP
McLean, Virginia
June 4, 2009